Filed by Digene Corporation
pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Digene Corporation
Commission File No.: 000-28194

Email from:	Corporate Communications at Digene.com

Date:	Friday, June 22, 2007

Sent to:	All employees — Digene Corporation

Subject:	Merger update: First of regular progress reports on proposed QIAGEN-Digene merger
In the days since the announcement of the proposed merger of QIAGEN and Digene, much work has begun behind the scenes to both successfully conclude the deal and assure a transition that is as smooth as possible for employees of both companies. To keep you apprised of our progress, and to answer your many questions as quickly as we are able, we will provide regular “merger updates.” If a specific issue or question is not addressed in these updates, you are invited to send an inquiry to merger@QIAGEN.com. If your question is common to a large group of employees, we will add it to the FAQ summary we are compiling, so that we can address it as soon as an answer is available. Otherwise, an individual reply will be sent by an appropriate team member.
Merger status
The process of formalizing the merger is moving ahead smoothly. The merger agreement was executed on June 3. On June 15, QIAGEN launched a “tender offer” — a public invitation for Digene stockholders to sell their stock to QIAGEN. All Digene stockholders (including you, if you own any company stock) have been mailed a packet that offers to exchange, for each share of Digene stock, either $61.25 in cash or 3.545 shares of QIAGEN common stock. The same packet of information has been filed with the U.S. Securities and Exchange Commission. Digene stockholders have until 11:59 p.m. EST on Friday, July 20, to respond. However, under certain conditions, that deadline may be extended. The proposed merger also requires approval from QIAGEN shareholders. A “shareholder circular” was mailed this week, and a meeting will be held July 20.
Meanwhile, the two companies filed documents on June 15 that initiated the review process by the Federal Trade Commission and the Department of Justice required by U.S. anti-trust laws.
If these various approvals are received, finalization of the merger is expected to conclude in the August/September timeframe.
Integration planning begins
Meanwhile, as work progresses to complete the merger, we are not standing still. As reported at the employee meetings earlier this month, an Integration Steering Committee, chaired by Peer Schatz and Daryl Faulkner, has been formed to lead the complex process needed to successfully combine the two companies into a market leader in the molecular diagnostics industry. The integration steering committee met for the second time this week.
Meanwhile, day-to-day planning and implementation are being led by an Integration Project Team, consisting of Doug Liu and Thomas Schweins from QIAGEN and Joe Slattery and Doug White from Digene. Through weekly meetings, they are working to create an environment that ensures we maintain our focus on our separate businesses, while also setting integration policy, tracking overall progress, providing guidance to sub-teams, and ensuring that the resource and other needs of those sub-teams are addressed in a timely and effective manner. Supporting their work are the:
■	Integration office staffed by Eike Griess (QIAGEN) and Jeff Scott (Digene).
■	Communications team led by Thomas Theuringer (QIAGEN) and Pam Rasmussen (Digene). This e-mail is the first to come from the communications team, and a comprehensive plan is now being developed that will carry us through the integration of the two companies.
As mentioned, a number of sub-teams also will be formed in the coming weeks to work on specific tasks. Each team will be led by a representative from QIAGEN and Digene.

Answers to your most pressing questions
Many questions have been submitted by employees from both companies through various forums. The most common ones fall into three broad categories:
■	which jobs will be affected by the merger and how;
■	what benefit package will be offered to QIAGEN employees (both old and new) once the merger is complete, and how any changes in that package (from what was formerly offered by the two companies) will be transitioned in;
■	what changes will be made in terms of which functions will be located in the two Maryland facilities — Gaithersburg and Germantown.
We know these are pressing questions for many employees, and the various teams are working to address each of them expeditiously, but with the thorough attention they deserve. One answer we can provide right now is that all employees of the new, combined company who come from Digene would continue to receive their current benefit package through calendar year 2008. At that time, they would convert to the benefit plan offered to all QIAGEN employees.
In next week’s “issue” of this merger update, we will provide a summary of QIAGEN benefits and how they compare to those offered by Digene. In addition, we will include answers to the frequently asked questions that can be addressed to date.
Stay tuned, and watch your e-mail!
Thomas Theuringer and Pam Rasmussen
The QIAGEN-Digene Communications Team
THIS UPDATE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. QIAGEN has filed with the SEC a Registration Statement on Form F-4 and a Schedule TO, and Digene has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, in connection with the transaction. QIAGEN and Digene have also commenced the exchange offer and mailed a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to stockholders of Digene. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are urged to read these documents carefully. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN’s IR department at QIAGEN Strasse 1, 40724 Hilden, Germany, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878. In addition to the Registration Statement on Form F-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at the companies’ respective web sites at www.qiagen.com or www.digene.com.